NEWS
                                                   RELEASE


                                                   FOR IMMEDIATE RELEASE
                                                   ---------------------
FOR FURTHER INFORMATION CONTACT:

Investor Inquiries:                                Media Inquiries:
------------------                                 ---------------
Michael Gorin                                      Andrew Merrill, David Pitts
President and Chief Financial Officer              The Abernathy MacGregor Group
(516) 694-6700                                          (212) 371-5999



                             AEROFLEX INCORPORATED
                       EXTENDS SUBSEQUENT OFFERING PERIOD
                              OF TENDER OFFER FOR
                               IFR SYSTEMS, INC.


PLAINVIEW, NY June 4, 2002 Aeroflex Incorporated (Nasdaq Symbol: ARXX) announced today the extension of the subsequent offering period of its tender offer for all of the outstanding shares of IFR Systems, Inc. (Nasdaq Symbol: IFRS), at a price of $1.35 per share. The initial period of the subsequent offering period expired at 11:59 p.m., New York City time, on Monday, June 3, 2002.

Based on information provided by American Stock Transfer & Trust Company, the depositary for the tender offer, approximately 7,273,333 shares of IFR were tendered (including approximately 5,250 shares tendered by notice of guaranteed delivery) through the initial expiration of the subsequent offering period (including shares purchased in the initial period of the tender offer). This number of shares represents approximately 87.8% of the outstanding shares of IFR. Aeroflex, through its wholly owned subsidiary Testco Acquisition Corp., accepted for payment all shares validly tendered during the subsequent offering period as such shares were tendered.

In accordance with the terms of the merger agreement among Aeroflex, IFR and Testco Acquisition, Aeroflex has determined to extend the subsequent offering period for the IFR tender offer until 11:59 p.m. New York City time on Friday, June 14, 2002. As previously announced, during the subsequent offering period shares of IFR will be accepted and promptly paid for as they are tendered. The same price paid during the initial offering is extended through the subsequent offering period: $1.35 per share, net to the seller in cash. Shares that are tendered during the subsequent offering period may not be withdrawn. In accordance with applicable law, the subsequent offering period may not be further extended.
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To tender shares during the subsequent  offering period, IFR stockholders should use the letter of transmittal that was previously sent to IFR stockholders. Additional copies of the letter of transmittal and related documents can be obtained from MacKenzie Partners, Inc., the information agent for the offer, at
(800) 322-2885.

Any remaining publicly held shares after the subsequent offering period will be acquired for $1.35 per share in a subsequent second-step merger transaction upon satisfaction or waiver of the conditions to the merger under the merger agreement, including the approval of the merger agreement by holders of shares if required by applicable law. As a result of the purchase of shares by Testco Acquisition in the tender offer, Testco has sufficient voting power to approve the merger without the vote of any other holder of shares. In addition, if Testco acquires 90% or more of the outstanding shares pursuant to the tender offer (including during the subsequent offering period), pursuant to the option to purchase shares granted by IFR under the merger agreement, or otherwise, then the merger would be completed without a vote of holders of shares, in accordance with applicable law.

About Aeroflex

Aeroflex Incorporated, through its subsidiaries, designs, develops and manufactures state-of-the-art microelectronic module, integrated circuit, interconnect and testing solutions used in broadband communication applications. The Company's common stock trades on the Nasdaq National Market System under the symbol ARXX and is included in the S&P SmallCap 600 index. Additional information concerning Aeroflex Incorporated can be found on the Company's Web site: www.aeroflex.com.

About IFR

IFR is a leading designer and manufacturer of advanced wireless test solutions for communications, avionics and general test and measurement applications. For more information about IFR in the United States, contact: IFR, 10200 West York Street, Wichita, Kansas, 67215-8999. Contact IFR via e-mail at info@IFRSys.com, on the Web at www.IFRSys.com, or by telephone at (800) 835-2352 or (316) 522-4981.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer is made only through the offer to purchase, letter of transmittal and related tender documents (the "Tender Offer Documents") filed by Aeroflex Incorporated with the Securities and Exchange Commission ("SEC") on April 19, 2002 as exhibits to Aeroflex's Tender Offer Statement on Schedule TO, as amended. In addition, IFR Systems, Inc. also filed with the SEC on April 19, 2002 a Solicitation/Recommendation Statement on
Schedule 14D-9 (the "Solicitation/Recommendation Statement") with respect to the

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

offer. Investors and security holders are strongly advised to read the Tender Offer Documents and the Solicitation/Recommendation Statement because they contain important information that should be read carefully before any decision is made with respect to the offer. Investors and security holders may obtain a free copy of these statements and other documents filed by both Aeroflex Incorporated and IFR Systems, Inc. at the SEC's website, http://www.sec.gov. In addition, the Tender Offer Documents and Solicitation/Recommendation Statement may be obtained free by directing such requests to MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885, Aeroflex Incorporated at
(516) 694-6700 or IFR Systems, Inc. at (316) 522-4981.

All statements other than statements of historical fact included in this press release regarding Aeroflex's financial position, business outlook, business strategy and plans and objectives of its management for future operations are forward-looking statements. When used in this press release, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to Aeroflex or its management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of Aeroflex's management, as well as assumptions made by and information currently available to its management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors, including but not limited to, competitive factors and pricing pressures, completion of the merger and integration of the business of IFR, changes in legal and regulatory requirements, technological change or difficulties, product development risks, commercialization difficulties and general economic conditions. Such statements reflect our current views with respect to the future and are subject to these and other risks, uncertainties and assumptions relating to Aeroflex's financial condition, results of operations, growth strategy and liquidity.




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